SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
CENTURY PROPERTIES FUND XV

(Name of the Issuer)
CENTURY PROPERTIES FUND XV
CENTURY PROPERTIES FUND XV, LP
FOX CAPITAL MANAGEMENT CORPORATION
FOX REALTY INVESTORS
AIMCO/IPT, INC.
AIMCO PROPERTIES, L.P.
AIMCO-GP, INC.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO IPLP, L.P.
MADISON RIVER PROPERTIES, L.L.C.
AIMCO CPF XV MERGER SUB LLC

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH A COPY TO:
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000

     This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,100,736.23	$127.80

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 24,134 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $45.61 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $1,100,736.23 by 0.00011610
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $127.80	Filing Party: Apartment Investment and
Form or Registration No.: Form S-4	Management Company; Aimco Properties, L.P.
Date Filed: July 28, 2011

TABLE OF CONTENTS

ITEM 1. Summary Term Sheet
ITEM 2. Subject Company Information
ITEM 3. Identity and Background of Filing Person
ITEM 4. Terms of the Transaction
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
ITEM 6. Purposes of the Transaction and Plans or Proposals
ITEM 7. Purposes, Alternatives, Reasons and Effects
ITEM 8. Fairness of the Transaction
ITEM 9. Reports, Opinions, Appraisals and Negotiations
ITEM 10. Source and Amounts of Funds or Other Consideration
ITEM 11. Interest In Securities of the Subject Company
ITEM 12. The Solicitation or Recommendation
ITEM 13. Financial Statements
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
ITEM 15. Additional Information
ITEM 16. Exhibits
SIGNATURE
EXHIBIT INDEX

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Century Properties Fund XV, a California limited partnership (the “Company” or “CPF XV”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Fox Capital Management Corporation, a California corporation and the managing general partner of CPF XV (“FCMC”); (3) Fox Realty Investors, a California general partnership and a general partner of CPF XV; (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“Aimco GP”); (8) AIMCO CPF XV Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”); (9) Century Properties Fund XV, LP, a Delaware limited partnership (“New CPF XV”), of which Aimco OP is the sole general partner and Merger Sub is the sole limited partner; (10) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner; and (11) Madison River Properties, L.L.C., a Delaware limited liability company, of which AIMCO IPLP is the sole member.
     On July 28, 2011, CPF XV entered into an agreement and plan of merger (the “Merger Agreement”) with New CPF XV, Aimco OP and Merger Sub. The Merger Agreement provides for (i) the merger of CPF XV with and into New CPF XV, with New CPF XV as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of the Merger Sub with and into New CPF XV, with New CPF XV as the surviving entity (the “Second Merger” and collectively with the First Merger, the “Mergers”). This Schedule 13E-3 relates to the Mergers, which are described in the information statement/prospectus which forms a part of the registration statement on Form S-4 filed by Aimco and Aimco OP contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is incorporated by reference in Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.
     Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.
     All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Information Statement/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person. As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.
ITEM 1. Summary Term Sheet
Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
ITEM 2. Subject Company Information
(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT CPF XV” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT CPF XV—Distributions to Limited Partners” and “COMPARISON OF CPF XV UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.
ITEM 3. Identity and Background of Filing Person
(a)-(c)	This Schedule 13E-3 is being filed by: (1) Century Properties Fund XV, a California limited partnership (the “Company” or “CPF XV”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Fox Capital Management Corporation, a California corporation and the managing general partner of CPF XV (“FCMC”); (3) Fox Realty Investors, a California general partnership and a general partner of CPF XV (“FRI”); (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“Aimco GP”); (8) AIMCO CPF XV Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”); (9) Century Properties Fund XV, LP, a Delaware limited partnership (“New CPF XV”), of which Aimco OP is the sole general partner and Merger Sub is the sole limited partner; (10) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner; and (11) Madison River Properties, L.L.C., a Delaware limited liability company, of which AIMCO IPLP is the sole member.

Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. FCMC is the managing general partner of the Company. Fox Realty Investors is the other general partner of the Company. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner. AIMCO IPLP is the sole member of Madison River Properties, L.L.C.

The principal business of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Madison River Properties, L.L.C., and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of FCMC is managing the affairs of its subsidiaries, such as CPF XV. Merger Sub and New CPF XV were formed solely for the purpose of consummating the mergers with the Company and do not have any assets or operations. The business address of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Madison River Properties, L.L.C., Aimco OP, New CPF XV and Merger Sub is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of CPF XV and FCMC is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone number is (864) 239-1000. CPF XV is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT CPF XV” and “Annex D—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Madison River Properties, L.L.C., Aimco OP, CPF XV, New CPF XV, Merger Sub, FRI, or FCMC nor, to the best of their knowledge, any of the persons listed in Annex D of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. Terms of the Transaction
(a)	(1)	Material Terms. Tender Offers. Not applicable.

	(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGERS,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF CPF XV UNITS AND AIMCO OP UNITS” and “Annex A—Agreement and Plan of Merger” is incorporated herein by reference.

(c)		Different Terms. In the mergers, each unit of limited partnership interest of CPF XV (each a “CPF XV Unit”) will be converted into the right to receive, at the election of the holder of such unit, either $45.61 in cash or in partnership common units of Aimco OP. However, if Aimco OP determines that the law of the state or other jurisdiction in which a limited partner resides would prohibit the issuance of partnership common units of Aimco OP in that state or other jurisdiction (or that registration or qualification in that state or jurisdiction would be prohibitively costly), then such limited partner will not be entitled to elect partnership common units of Aimco OP, and will receive cash. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(d)		Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGERS—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex B—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)		Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)		Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF CPF XV UNITS AND AIMCO OP UNITS” is incorporated herein by reference.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT CPF XV—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement/Prospectus under the captions “THE MERGERS—Background of the Mergers,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Mergers” and “THE MERGERS—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement/Prospectus under the captions “THE MERGERS—Approvals Required” and “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals
(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGERS—Background of the Mergers” and “THE MERGER—Future Plans for the Property” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Mergers,” “SPECIAL FACTORS—Effects of the Mergers,” “THE MERGERS—Background of the Mergers,” “THE MERGERS—Future Plans for the Property” and “THE MERGER AGREEMENT—The Mergers” is incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Mergers” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Mergers” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Mergers” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Effects of the Mergers” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” is incorporated herein by reference.
ITEM 8. Fairness of the Transaction
(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex C—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The Appraisal Report dated as of March 15, 2011 and related Supplemental Letter dated as of June 8, 2011, each prepared by Cogent Realty Advisors, LLC and related to Lakeside Place Apartments are included as Exhibits (c)(1) and (c)(2) to this Schedule 13E-3 and are incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS — Fairness of the Transactions” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transactions” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transactions” is incorporated herein by reference.

(f)	Other Offers. Not applicable.
ITEM 9. Reports, Opinions, Appraisals and Negotiations
(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions”, “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor,” “Annex C—Opinion of Duff & Phelps, LLC” and “Annex E—Summary of Appraisal Table” is incorporated herein by reference. The Appraisal Report dated as of March 15, 2011 and related Supplemental Letter dated as of June 8, 2011, each prepared by Cogent Realty Advisors, LLC and related to Lakeside Place Apartments are included as Exhibits (c)(1) and (c)(2) to this Schedule 13E-3 and are incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex C—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The Appraisal Report dated as of March 15, 2011 and related Supplemental Letter dated as of June 8, 2011, each prepared by Cogent Realty Advisors, LLC and related to Lakeside Place Apartments are included as Exhibits (c)(1) and (c)(2) to this Schedule 13E-3 and are incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of CPF XV Units or any representative who has been so designated in writing.
ITEM 10. Source and Amounts of Funds or Other Consideration
(a)-(d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE MERGERS—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 11. Interest In Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT CPF XV—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.
ITEM 12. The Solicitation or Recommendation
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Fairness of the Transactions,” “THE MERGERS—Background of the Mergers,” and “THE MERGERS—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Mergers,” “SPECIAL FACTORS—Fairness of the Transactions,” “THE MERGERS—Background of the Mergers,” and “THE MERGERS—Approvals Required” is incorporated herein by reference.
ITEM 13. Financial Statements
(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF CPF XV,” “Annex F—CPF XV’s Annual Report on Form 10-K for the year ended December 31, 2010” and “Annex G—CPF XV’s Quarterly Report on Form 10-Q for quarter ended March 31, 2011” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)-(b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the caption “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 15. Additional Information
(b)	Not Applicable.

(c)	Other Material Information. The information set forth in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.
ITEM 16. Exhibits
(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of March 15, 2011, by Cogent Realty Advisors, LLC, related to Lakeside Place Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of June 8, 2011, by Cogent Realty Advisors, LLC, related to Lakeside Place Apartments (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Opinion of Duff & Phelps, LLC, dated as of July 28, 2011, (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated July 28, 2011 (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by CPF XV on July 28, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

CENTURY PROPERTIES FUND XV

By:	Fox Capital Management Corporation
Its Managing General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

FOX CAPITAL MANAGEMENT CORPORATION
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

FOX REALTY INVESTORS

By:	NPI Equity Investments II, Inc.
Its Managing General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO/IPT, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Trent A. Johnson

	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO-GP, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO CPF XV MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

CENTURY PROPERTIES FUND XV, LP

By:	AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO IPLP, L.P.

By:	Aimco/IPT, Inc.
Its General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

MADISON RIVER PROPERTIES, L.L.C.

By:	Aimco IPLP, L.P.
Its Sole Member

By:	Aimco/IPT, Inc.
its General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)
Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(b)
Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)(1)
Appraisal Report, dated as of March 15, 2011, 2011, by Cogent Realty Advisors, LLC, related to Lakeside Place Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)
Supplemental Letter, dated as of June 8, 2011, by Cogent Realty Advisors, LLC, related to Lakeside Place Apartments (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)
Opinion of Duff & Phelps, LLC, dated as of July 28, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated July 28, 2011 (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by CPF XV on July 28, 2011 is incorporated herein by reference).

(f)
Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(g)	Not applicable.